SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled

"Optibase Ltd. Announces Third Quarter Results".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: November 1, 2010

Media Contacts:
Amir Philips, CFO, Optibase Ltd.
011-972-73-7143-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES THIRD QUARTER RESULTS

HERZLIYA, Israel, November 1, 2010 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the third quarter ended September 30, 2010.

Revenues from fixed income real estate totaled $400,000 for the quarter ended September 30, 2010, compared with $408,000 for the previous quarter. Net income for the quarter ended September 30, 2010 was $5.9 million or $0.37 per basic and diluted share, compared with a net income of $206,000 or $0.02 per basic and diluted share for the second quarter of 2010.

For the period of nine months ended on September 30, 2010, revenues, net income and earnings per basic and diluted share totaled $1.2 million, $5.3 million and $0.38 respectively.

Following the closing of the transaction with Vitec on July 1, 2010, Optibase is no longer active in the video business and such activity is presented in Optibase’s financial reports as discontinued operations activity. The third quarter’s results also include other income of approximately $6.3 million which represents the capital gain from the sale of the video solutions business.

The net loss of Optibase’s discontinued operations for the quarter ended on September 30, 2010 was $157,000 or $0.01 per basic and diluted share, compared with a net loss of $261,000 or $0.02 per basic and diluted share for the second quarter of 2010 and with a net loss of $740,000 or $0.04 per basic and diluted share for the third quarter of 2009. Weighted average shares outstanding used in the calculation for the periods were approximately 16.6 million basic and diluted for the third quarter of 2010 and for the second quarter of 2010, and approximately 16.5 million basic and diluted for the third quarter of 2009.

For the nine months ended September 30, 2010, net loss from discontinued operations was $1 million or $0.06 per basic and diluted share, compared to a net income of $1.2 million or $0.07 per basic and diluted share for the nine months ended September 30, 2009. Weighted average shares outstanding used in the calculation for the periods were approximately 16.6 million basic and diluted and 16.5 million basic and diluted respectively.

As of September 30, 2010, the Company had cash, cash equivalents, and other financial investments, net, of $39 million, and shareholders' equity of $41 million, compared with $31.8 million, and $34.4 million as of June 30, 2010.

Following the closing on July 1, 2010 of the asset purchase transaction between the Company, Optibase Inc., Optibase Technologies Ltd. and Stradis Inc., both subsidiaries of S.A. Vitec, the parties are currently in disagreement with respect to certain issues relating to the agreement and its execution. Optibase rejects any claims made by the other parties to the agreement and is taking all necessary steps to protect its rights.

Commenting on the quarter, CFO of Optibase, Amir Philips, said, “This quarter is the first quarter that we are no longer engaged in the video business and our efforts are focused on our real estate business. We are continuing to look for opportunities and are selective with the deals we are examining. Though we have presented a small operating loss, the EBITDA for the quarter is positive at approximately $35,000 and so is our Funds From Operations ("FFO") from the real estate business. Our primary indicators in our real estate operations are FFO and Earnings Before Interest, Taxes, Amortization and Depreciation ("EBITDA"). FFO is a supplemental non-GAAP financial measure used by the real estate industry to measure the operating performance of real estate companies. FFO should not be considered as a substitute for net income determined in accordance with U.S. GAAP as a measure of financial performance. He concluded “our goal is to enhance earnings and bring value to our shareholders. We view this as a challenge in the current economic climate and hope to improve in the time to come”.

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds a commercial property in Rumlang, Switzerland and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

2

OPTIBASE REPORTS/3

Optibase Ltd.

Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2010

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate	1,204	-	400	-

Cost and expenses:
Cost of real estate operation	41	-	14	-
Real estate depreciation and amortization	507	-	180	-

General and administrative	1,089	538	351	184
Total cost and expenses	1,637	538	545	184
Operating loss	(433)	(538)	(145)	(184)

Other income, net	6,304	-	6,304	-

Financial income (loss), net	393	551	(70)	173

Net income form continuing operation	6,264	13	6,089	(11)

Net income (loss) from discontinued operation	(1,003)	1,174	(157)	(729)

Net income (loss)	5,261	1,187	5,932	(740)

Other comprehensive income	293	-	542	-

Total comprehensive income (loss)	5,554	1,187	6,474	(740)

Net income (loss) per share from continuing operation:
Basic and Diluted	$0.38	$0	$0.37	$0

Net income (loss) per share from discontinuing operation:
Basic and Diluted	$(0.06)	$0.07	$(0.01)	$(0.04)

Net income (loss) per share:
Basic and Diluted	$0.32	$0.07	$0.36	$(0.04)

Number of shares used in computing Earning per share
Basic	16,554	16,531	16,557	16,534
Diluted	16,643	16,547	16,646	16,534

Amount in thousands except per share data

3

OPTIBASE REPORTS/4

Optibase Ltd.

Condensed Consolidated Balance Sheets

	September 30, 2010	December 31, 2009
	Unaudited	Unaudited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	38,829	28,651

Other receivables and prepaid expenses	1,957	4,113
Assets related to discontinued operation	-	7,172
Total current assets	40,786	39,936

Other long term investments	816	700

Fixed assets, net	4	-
Other assets, net	566	634
Property, net	22,850	22,080
Total assets	65,022	63,350

Liabilities and shareholders' equity
Current Liabilities:
Current maturities	385	365
Trade payables	251	29
Accrued expenses and other liabilities	1,862	1,908
Liabilities related to discontinued operations	3,008	7,913
Total current liabilities	5,506	10,215

Long term liabilities:
Long term loans, net of current maturities	18,587	17,897

Total shareholders’ equity	40,929	35,238
Total liabilities and shareholders’ equity	65,022	63,350

Amounts in thousands

4